DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com Samer Zabaneh samer.zabaneh@dlapiper.com T 512.457.7126 F 512.721.2226

July 13, 2020

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Kathleen Krebs, Special Counsel
Stephen Krikorian, Accounting Branch Chief
Melissa Walsh, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance Office of Technology
Washington, D.C. 20549

Re:	BigCommerce Holdings, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted June 26, 2020
CIK No. 0001626450

Ladies and Gentlemen:

On behalf of BigCommerce Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission pursuant to its comment letter dated July 9, 2020 with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with this letter, the Company also is electronically transmitting for filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s comment letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and page references in this letter are to the applicable page numbers in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 67

1.    Please revise to quantify the changes and trends in revenue associated with the COVID-19 pandemic. In this regard, disclose the amount that partner and services revenue increased due to higher ecommerce activity in connection with the COVID-19 pandemic separately from the increase attributable to improved monetization of partner service revenue. In addition, provide an indication of how much Enterprise plan sales decreased in March, as well as the amount of the improvement in April and May. Also quantify the significant increases in Essentials plan sales in March, April, and May.

Response: In response to the Staff’s comment, the Company has revised pages 4, 68, 75, and 96 of the Registration Statement.

Division of Corporation Finance

July 13, 2020

Key business metrics, page 71

2.    Please update to provide your net revenue retention rate as of March 31, 2020.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that disclosing its net revenue retention rates on an annual basis, rather than presenting such metrics on a quarter-by-quarter basis, provides investors with the material information necessary to understand the Company’s operating performance and trends without being potentially misleading. The Company’s net revenue retention rates fluctuate from quarter-to-quarter but have remained relatively constant over time. The Company believes that these quarterly fluctuations are not indicative of long-term trends in the Company’s operating performance and that disclosure of this metric on a quarter-by-quarter basis could potentially be misleading to investors. Accordingly, the Company respectfully advises the Staff that it believes that providing its net revenue retention rates on an annual basis, as the Company has done in the Registration Statement, provides investors with a more meaningful measure of the Company’s operating performance and trends.

Critical accounting policies and estimates Grants of share-based awards, page 90

3.    Please revise to reconcile the number of shares of common stock subject to options and restricted stock units granted since January 1, 2019 to the disclosures in your financial statements. Also, ensure that your subsequent events disclosure addresses the restricted stock units granted after the balance sheet date, including disclosure of an estimate of the financial effect, in accordance with ASC 855-10-50-2.

Response: In response to the Staff’s comment, the Company has revised pages 90, F-26, F-27, and F-35 of the Registration Statement.

Notes to Consolidated Financial Statements, page F-8

4.    Please revise to explain the adjustments to be assumed in your pro forma balance sheet as of March 31, 2020.

Response: In response to the Staff’s comment, the Company has revised page F-9 of the Registration Statement.

* * * *

Division of Corporation Finance

July 13, 2020

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (512) 457-7126 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Samer M. Zabaneh

Samer M. Zabaneh

Partner

DLA Piper LLP (US)

cc:	Brent Bellm (BigCommerce Holdings, Inc.)
Jeff Mengoli (BigCommerce Holdings, Inc.)
Chuck Cassidy (BigCommerce Holdings, Inc.)
Justin Bowes (BigCommerce Holdings, Inc.)
Joseph Fore (DLA Piper LLP (US))
Brent Bernell (DLA Piper LLP (US))
Drew M. Valentine (DLA Piper LLP (US))
Nicole Brookshire (Cooley LLP)
Darren DeStefano (Cooley LLP)
Mark Ballantyne (Cooley LLP)